U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

September 14, 2022

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated September 8, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comment in this response. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1

General

1)	When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout your prospectus to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong.

RESPONSE: We note the Staff’s comment and respectfully advise that we have updated our disclosure throughout the prospectus to discuss the Statement of Protocol that was released on August 26, 2022, and disclosed the possibility that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Miingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer